[redacted]

12013640

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2012
REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49205

FACING PAGE

~~Information Required of~~ Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd., Suite 720
(No. and Street)

Los Angeles	CA	90064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Davis 424-442-1380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

State of California

County of Los Angeles } SS.

Subscribed and ~~sworn to (or~~ affirmed) before me on this 23rd day of February, 20 12, by

(1) ROBERT EDWARD DAVIS, JR.
(name of signer~~(s)~~)

(2) ______________________
~~(name of signer(s))~~

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

TARA L. JOHNSON
COMM. # 1874626
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 25, 2013

(seal)

(signature of notary public)

◆ OPTIONAL INFORMATION ◆

Information below is NOT required by law however may deter fraudulent removal of this form.

DESCRIPTION OF ATTACHED DOCUMENT	RIGHT THUMBPRINT OF SIGNER	CAPACITY CLAIMED BY SIGNER(S)
ANNUAL AUDITED REPORT (Title or type of document) (Title or type of document continued) Number of pages 3 Document Date ________ (additional information)		❑ Individual(s) ❑ Corporate Officer ________ ❑ Partner ❑ Attorney-in-Fact ❑ Trustee(s) ❑ Other: ________

Triton Pacific Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor

Member
Triton Pacific Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2011 and related statements of income, changes in member's equity and changes in financial condition for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Capital, LLC as of December 31, 2011 and the results of its income, member's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 2, 2012

Triton Pacific Capital, LLC
Statement of Financial Condition
As of December 31, 2011

Assets

Cash and cash equivalents	$ 789,724
Securities	2,709,683
Placement fee receivable	1,613,889
Other assets and deposits	300
Prepaid expenses	35,907
Furniture, fixtures and equipment, net of accumulated depreciation of $83,192	0
Security deposit – rent	8,439
Total Assets	$ 5,157,942

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 8,115
Accrued income taxes	6,000
Total Liabilities	$ 14,115
Member's Equity	5,143,827
Total Liabilities and Member's Equity	$ 5,157,942

See accompanying notes to the financial statements.

Triton Pacific Capital, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Retainer income	$ 754,000
Placement fee	2,050,978
Interest and other income	133,672
Total Revenues	2,938,650
Unrealized (Loss)	(126,825)
Operating Expenses - see page 11	1,008,603
Income Before Income Tax Provision	1,803,222
Income Tax Provision	6,800
Net Income	$ 1,796,422

See accompanying notes to the financial statements.

Triton Pacific Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Member's Equity
Balance, December 31, 2010	$ 4,132,405
Net Income	1,796,422
Distributions	(785,000)
Balance, December 31, 2011	$ 5,143,827

See accompanying notes to the financial statements.

Triton Pacific Capital, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net Income	$1,796,422
Depreciation	0
Changes in operating assets and liabilities:	
Placement fee receivable	(805,011)
Prepaid expenses	(25,318)
Securities	348,531
Accrued expenses	2,320
Net Cash Provided by Operating Activities	1,316,944
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Distributions	(785,000)
Net increase in cash	531,944
Cash at beginning of year	257,780
Cash at end of year	$ 789,724

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$ 0
Cash paid for state taxes	$ 6, 800

See accompanying notes to the financial statements.

Triton Pacific Capital, LLC
Notes to Financial Statements
December 31, 2011

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company provides investment banking services to institutional customers.

Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents. At December 31, 2011 the Company had accounts totaling $401,601 in one bank account. The Federal government under the Federal Deposit Insurance Corporation insures deposits up to $250,000 per depositor, per bank.

Income Taxes - LLC

The Company with consent of its Member has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts fee and a minimum Franchise Tax of $800.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 2 – INCOME TAXES

The Company is subject to a limited liability company gross receipts fee, with a minimum tax provision of $800. For the year ended December 31, 2011, the Company recorded the minimum limited liability company income tax of $800 and gross receipts fee of $6,000.

NOTE3 – COMMITMENTS AND CONTINGENCIES

The Company extended its lease agreement for office space under a non cancelable lease which commences April 1, 2012 and expires March 31, 2016. The future minimum lease expenses are:

2012	$ 76,000
2013	69,000
2014	71,500
2015	73,500
2016	18,500
Total	$308,500

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2011, the Company had net capital of $3,342,259 which was $3,337,259 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness, $14,115 to net capital was .4%.

NOTE 5 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 2, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Capital, LLC
Schedule I
Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2011

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 5,143,827
Nonallowable assets:		
Placement fee receivable	$1,613,889	
Other assets	300	
Prepaid expenses	35,907	
Security deposit - rent	8,439	(1,658,535)
Haircut – money market & securities		(138,104)
Undo concentration		(4,929)
Net Capital		$ 3,342,259
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		$ 941
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
Excess Capital		$ 3,337,259
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 3,340,847
Computation of Aggregate Indebtedness		
Total liabilities		$ 14,115
Percentage of aggregate indebtedness to net capital		0.4 %

Reconciliation

The following is a reconciliation as of December 31, 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Unaudited net capital	$ 3,344,300
Unrecorded liabilities	(2,041)
Audited Net Capital	$ 3,342,259

See accompanying notes to the financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Schedule II
Independent Auditor's Report
On the Schedule of Operating Expenses

Member
Triton Pacific Capital, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2011 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 2, 2012

Triton Pacific Capital, LLC
Schedule II
Operating Expenses
For the Year Ended December 31, 2011

Advertising	$ 7,269
Automobile expense	28,390
Bank charges	1,293
Bonuses	188,177
Dues and subscriptions	12,385
Employee benefits	14,606
Insurance	6,790
FINRA fees and assessments	3,321
Office expense	18,839
Outside services	55,767
Parking	8,595
Postage and delivery	1,580
Printing and reproduction	397
Professional fees	41,044
Rent	101,867
Salaries and wages	405,447
Seminars	4,695
Taxes & licenses	10,213
Telephone	24,841
Travel and entertainment	72,622
All other expenses	465
Total operating expenses	$1,008,603

See accompanying notes to the financial statements.

Triton Pacific Capital, LLC
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

Triton Pacific Capital, LLC
Schedule IV – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Triton Pacific Capital, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Triton Pacific Capital, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
Triton Pacific Capital, LLC
Los Angeles, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 2, 2012

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Member
Triton Pacific Capital, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Triton Pacific Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Triton Pacific Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Triton Pacific Capital, LLC's management is responsible for Triton Pacific Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated July 27, 2011 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Member
Triton Pacific Capital, LLC
Los Angeles, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 2, 2012